Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Zhen Ding Resources Inc.
(a Nevada Corporation)
Wuxi, PRC

We have audited the accompanying consolidated balance sheets of Zhen Ding Resources Inc. (a Nevada Corporation) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows for each of the years then ended.  Zhen Ding Resources Inc.’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zhen Ding Resources Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Zhen Ding Resources Inc. will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, Zhen Ding Resources Inc. has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GBH CPAs, PC

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
January 6, 2014

Zhen Ding Resources Inc.
(a Nevada Corporation)
Consolidated Balance Sheets
As of December 31, 2012 and 2011

	2012	2011
Assets

Current Assets
Cash & cash equivalents	$96,874	$55,673
Other receivable	1,899,600	-
VAT receivable	36,151	22,076
Prepaid expenses	189,881	704,343
Total current assets	2,222,506	782,092

Property & equipment, net	2,222,711	459,125
Construction in progress	167,435	78,811
Other assets	12,664	12,568

TOTAL ASSETS	$4,625,316	$1,332,596

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable & accrued liabilities	$503,859	$426,157
Accounts payable & accrued liabilities - related parties	871,890	666,856
Deferred revenues	378,029	-
Due to related party	504,841	332,659
Short-term debt	2,216,200	-
Short-term debt - related parties	1,996,276	1,273,190

TOTAL LIABILITIES	6,471,095	2,698,862

Stockholders’ Deficit
Common stock, 100,000,000 shares authorized, $0.001 par value; 63,846,358 shares issued and outstanding	63,846	63,846
Additional paid-in capital	12,705,426	12,705,426
Subscriptions receivable	(5,431)	(5,431)
Accumulated other comprehensive income	(58,778)	(48,014)
Accumulated deficit	(13,705,117)	(13,347,295)
Total Zhen Ding Resource Inc. Equity	(1,000,054)	(631,468)
Non-controlling interest	(845,725)	(734,798)
TOTAL STOCKHOLDERS’ DEFICIT	(1,845,779)	(1,366,266)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$4,625,316	$1,332,596

The accompanying notes are an integral part of these consolidated financial statements.

Zhen Ding Resources Inc.
(a Nevada Corporation)
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2012 and 2011
	2012	2011

Revenues	$2,101,217	$-
Cost of revenues	(2,084,968)	-

Gross profit	16,249	-

Operating expenses:
General and administrative	469,810	3,287,666
Depreciation	15,188	44,951
Total operating expenses	484,998	3,332,617

Net loss	(468,749)	(3,332,617)
Loss attributable to non-controlling interest	110,927	52,720

Net loss attributable to Zhen Ding stockholders	$(357,822)	$(3,279,897)

Other comprehensive loss
Foreign currency translation adjustments	(10,764)	(48,014)

Comprehensive loss	$(368,586)	$(3,227,911)

Basic and diluted loss per common share	$(0.01)	$(0.07)

Basic and diluted weighted average number
of common shares outstanding	63,846,358	48,258,663

The accompanying notes are an integral part of these consolidated financial statements.

Zhen Ding Resources Inc.
(a Nevada Corporation)
Statement of Stockholders’ Deficit
For the years ended December 31, 2012 and 2011

	Common Stock		Additional Paid in	Subscription	Accumulated Other Comprehensive	Accumulated	Non- controlling	Total Stockholders'
	Shares	Par	Capital	Receivables	Income	Deficit	Interest	Deficit

Balances, December 31, 2010	48,022,525	$48,023	$9,556,482	$(5,431)	$-	$(10,067,398)	$(682,078)	$(1,150,402)

Shares issued for cash	337,300	337	67,123	-	-	-	-	67,460
Shares issued for officer and directors' compensation	120,000	120	23,880	-	-	-	-	24,000
Shares issued for services	15,366,533	15,366	3,057,941	-	-	-	-	3,073,307
Foreign currency translation adjustment	-	-	-	-	(48,014)	-	-	(48,014)
Net loss	-	-	-	-	-	(3,279,897)	(52,720)	(3,332,617)

Balances, December 31, 2011	63,846,358	63,846	12,705,426	(5,431)	(48,014)	(13,347,295)	(734,798)	(1,366,266)

Foreign currency translation adjustment	-	-	-	-	(10,764)	-	-	(10,764)
Net loss	-	-	-	-	-	(357,822)	(110,927)	(468,749)

Balances, December 31, 2012	63,846,358	$63,846	$12,705,426	$(5,431)	$(58,778)	$(13,705,117)	$(845,725)	$(1,845,779)

The accompanying notes are an integral part of these consolidated financial statements.

Zhen Ding Resources Inc.
(a Nevada Corporation)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities
Net loss	$(468,749)	$(3,332,617)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation expense	129,677	44,951
Share-based compensation	-	3,097,307
Change in operating assets and liabilities
VAT receivables	(14,075)	(22,076)
Other receivables	(1,899,600)	-
Prepaid expenses	514,462	(666,543)
Other assets	(96)	(12,568)
Accounts payables and accrued liabilities	77,702	265,801
Accounts payables and accrued liabilities – related parties	205,034	97,295
Deferred revenues	378,029	-
Net cash used in operating activities	(1,077,616)	(528,450)

Cash flows from investing activities
Payments for the purchases of fixed assets	(1,778,774)	(427,729)
Payments for the purchases of construction in progress	(203,113)	(78,811)
Net cash used in investing activities	(1,981,887)	(506,540)

Cash flows from financing activities
Advance from related parties	172,182	196,579
Payments on notes payable – related parties	(776,462)	(381,996)
Proceeds from borrowings on short-term debt – related parties	1,499,548	1,222,219
Proceeds from borrowings on short-term debt	2,216,200	-
Proceeds from sale of common stock	-	67,460
Net cash provided by financing activities	3,111,468	1,104,262

Foreign currency translation	(10,764)	(48,014)

Net change in cash	41,201	21,258
Cash - beginning of year	55,673	34,415

Cash - end of year	$96,874	$55,673

Supplement cash flows information:
Cash paid for interest	$-	$-
Cash paid for income tax	$-	$-

Non-Cash Investing and Financing Transactions
Reclassification of construction in progress to fixed assets	$114,489	$-

The accompanying notes are an integral part of these consolidated financial statements.

ZHEN DING RESOURCES INC.
(A NEVADA CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Description of Business

Zhen Ding Resources Inc. (“the Company”) was incorporated under the laws of the State Nevada on August 28, 2008.  The Company’s primary activity, through a Chinese joint venture of its wholly owned subsidiary Z&W Zhen Ding Mining Corp. (“Z&W”), is ore processing and production.  The Company focuses in the growth regions mostly in China and Southeast Asia geographically.

On June 3, 2009, the Company entered into a mineral property acquisition agreement (the “Acquisition Agreement”) with Z&W, a California mining company.   The Company issued 39,000,000 common shares at $0.20 per share to exchange 100% equity interest of Z&W.

Z&W owns 70% of Jing Xian Zhen Ding Ming Co. (“JXZD”), a Chinese joint venture, which was registered in the People’s Republic of China (“PRC”) on May 16, 2005 with a registered capital of $1,693,000.  JXZD is located in Jingxian, Anhui province, PRC.  Its main business is to grind and select mining and sell them to smelters in PRC.  JXZD has started to operate in August 2012.

The remaining 30% interest of JXZD is owned by the Xinzhou Gold Co. Ltd (“XZ”) which is also registered in Anhui province, PRC.  Its core business is to explore mining activities.

Note 2.  Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of the Company’s management, which is responsible for the integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly subsidiaries Z&W and its majority owned subsidiaries JXZD. All inter-company transactions and balances were eliminated. The portion of the income applicable to non-controlling interests in subsidiary undertakings is reflected in the consolidated statements of operations.

Use of Estimates and Assumptions

The Company prepares its consolidated financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Adjustments—Functional Currency is the U.S. Dollar

The Company's functional currency for all operations worldwide is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Any translation adjustments are reflected as a separate component of stockholders’ equity and have no effect on current earnings. Gains and losses resulting from foreign currency transactions are included in current results of operations. Aggregate foreign currency transaction gains and losses included in operations totaled a gain of $10,764 in 2012 and a gain of $48,014 in 2011.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at the historical cost, less accumulated depreciation. Depreciation on property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets for both financial and income tax reporting purposes as follows:

Buildings	20 years
Motor vehicles	5 years
Production and office equipment	5 years

Expenditures for normal repairs and maintenance are charged to expense as incurred.  Significant renewals and improvements are capitalized.  The costs and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gain or loss is recognized in the year of disposal.

Impairment of Long-Lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable or at a minimum annually during the fourth quarter of the year.  If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying value to determine if an impairment of such asset is necessary.  The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

Non-controlling Interest

Non-controlling interests in the Company’s subsidiaries are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the minority interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Income Taxes

The Company accounts for income taxes using the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.  As of December 31, 2012 and 2011, the Company does not have any unrecognized tax benefits.

The income tax laws of various jurisdictions in which the Company and its subsidiaries operate are summarized as follows:

United States

The Company is subject to United States tax at graduated rates from 15% to 35%. No provision for income tax in the United States has been made as the Company had no U.S. taxable income for the years ended December 31, 2012 and 2011.

PRC

JXZD is subject to an Enterprise Income Tax at 25% and file its own tax return. Consolidated tax returns are not permitted in China.

Fair Values of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, consisting primarily of cash and accounts payable, approximated their fair values as of December 31, 2012 and 2011, due to their short-term nature.

Revenue Recognition

Revenue is recognized when products are shipped, title and risk of loss is passed to the customers and collection is reasonably assured. Payments received prior to the satisfaction of above criteria are deferred.

Basic and Diluted Earnings (Loss) Per Common Share

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For all periods presented, there were no potentially dilutive securities outstanding.

Subsequent Events

The Company evaluated events subsequent to December 31, 2012 through the date the financial statements were issued for disclosure considerations.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Note 3.  Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next fiscal year. As of December 31, 2012, the Company has generated revenues, has working capital deficit and has accumulated losses of $13,705,117 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon financial support from its stockholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. Realization value may be substantially different from carrying values as shown and these financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4.  Other Receivable

As of December 31, 2012, the Company had other receivables $1,899,600 from Yantai Jinao Smelling Limited Company (“YJSLC”).  In December 2012, YJSLC guaranteed a loan of the Company. (See Note 8) The Company was not able to use the proceeds to purchase ore materials and since the loan was guaranteed by YJSLC, the Company transferred $1,899,600 to YJSLC as an advance with no interest. This receivable was repaid by YJSLC in 2013.

Note 5.  Property & Equipment

In the PRC, land use rights, are the legal rights for an entity to use lands for a fixed period of time. The PRC adopts dual land tenure system under which land ownership is independent of land use rights. The land is either owned by the state (“State Land”) or by rural collective economic organization (“Collective Land”).

The Company does not have a land use rights agreement with the PRC Government. The PRC Government owns the land where the Company’s buildings and plant are located and allows the Company to use the land for free.

Property & equipment consist of the following:

	December 31,	December 31,
	2012	2011

Buildings	$359,516	$357,485
Motor Vehicles	121,379	120,458
Production and Office Equipment	1,963,049	72,738
	2,443,944	550,681
Less: Accumulated Depreciation	(221,233)	(91,556)
Property and Equipment, Net	$2,222,711	$459,125

As of December 31, 2012 and 2011, depreciation expense totaled $129,677 and $44,951, respectively.

Note 6.  Construction in Progress

As of December 31, 2012 and 2011, the Company had Construction in Progress (“CIP”) of $167,435 and $78,811, respectively.  The CIP is mainly comprised of an office building and a reservoir dam.

Note 7.  Short-Term Debt

On December 12, 2012, JXZD obtained a short-term debt from a local bank in the amount of $2,216,200, which is guaranteed by a letter of credit of YJSLC.  YJSLC is a customer of JXZD.  JXZD sells processed ore powder to YJSLC. The Company planned to use the proceeds to purchase ore materials and sell the processed powder to JXZD. The debt bears 6.16% annual interest rate and its maturity is June 4, 2013.  The debt was repaid on June 4, 2013.

Note 8.  Related Party Transactions

As of December 31, 2012 and 2011, the Company had payables of $504,841 and $332,659, respectively, to XZ for the fixed assets and construction in progress paid by XZ and ore purchased from JXZD.  These payables bear no interest, are unsecured and are due on demand.

As of December 31, 2012 and 2011, the Company had short-term debts to related parties of $1,996,276 and $1,273,190, respectively. The details of the debts are described as below:

At December 31, 2012:
			Annual
Name	Relationship	Amount	Interest Rate	Start Date	Maturity
Wei De Gang	CEO & Legal Person of JXZD	$1,578,251	15%	5/31/2011	5/31/2014
Zhou Qiang	Senior Management in JXZD	316,600	15%	12/21/2012	12/21/2015
Zhao Yan Ling	Former Office Manager in JXZD, wife of Zhou Zhi Bin	16,622	15%	1/1/2011	12/31/2013
Zhou Zhi Bin	Former CEO & Legal Person of JXZD	7,915	15%	1/1/2011	12/31/2013
Importation Tresor Plus Inc	Shareholder of ZDRI	18,000	12%	7/23/2012	7/12/2013
Importation Tresor Plus Inc	Shareholder of ZDRI	12,000	12%	8/13/2012	7/12/2013
Wen Mei Tu	President & shareholder of ZDRI	25,000	12%	9/13/2012	9/7/2012
Victor Sun	Shareholder of ZDRI	3,923	0%	Misc.	On demand
Helen Chen	President of ZW	17,965	0%	Misc.	On demand
		$1,996,276

At December 31, 2011:
			Annual
Name	Relationship	Amount	Interest Rate	Start Date	Maturity
Wei De Gang	CEO & Legal Person of JXZD	$1,201,815	15%	5/31/2011	5/31/2014
Gu Jian Ping	Senior Management in JXZD	25,136	15%	1/1/2011	12/31/2013
Zhao Yan Ling	Former Office Manager in JXZD, wife of Zhou Zhi Bin	16,496	15%	1/1/2011	12/31/2013
Zhou Zhi Bin	Former CEO & Legal Person of JXZD	7,855	15%	1/1/2011	12/31/2013
Victor Sun	Shareholder of ZDRI	3,923	0%	Misc.	On demand
Helen Chen	President of ZW	17,965	0%	Misc.	On demand
		$1,273,190

9.    Income Taxes

The Company and its subsidiaries are subject to income taxes on an "entity" basis that is, on income arising in or derived from the tax jurisdiction in which each entity is domiciled. It is management's intention to reinvest all the income earned by the Company's subsidiaries outside of the US. Accordingly, no US federal income taxes have been provided on earnings of foreign based subsidiaries.

The Company was incorporated in the United States and is subject to United States federal income taxes and has incurred operating losses since its inception.

The Company's joint venture in China is subject to a 25% statutory PRC enterprise income tax rate and has also incurred operating losses since its inception.

The Company has a U.S net operating loss carryforward of approximately $3,333,000 as of December 31, 2012 which will expire through 2028.

The deferred tax asset of approximately $1,243,000 associated with these net operating loss carryforwards was fully reserved as of December 31, 2012.

The approximately tax effects of temporary differences that give rise to the Company's net deferred tax assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:
Net operating losses carried forward	$1,243,000	$1,117,000
Valuation allowance	(1,243,000)	(1,117,000)
Net deferred tax assets	$-	$-

Note 10.  Contingencies

Concentration of Credit Risk

Substantially all of the Company’s bank accounts are in banks located in The People’s Republic of China and are not covered by protection similar to that provided by the FDIC on funds held in United States banks.

Vulnerability Due to Operations in PRC

The Company’s operations in China may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than twenty years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective in the future.

Note 11.  Major Customers

During the year ended December 31, 2012, all sales were to one customer.

Note 12.  Equity Transactions

The Company’s authorized capital stock is 100,000,000 shares of common stock with a $0.001 par value. As of December 31, 2012, the Company has not issued any warrants and options.

In 2011, the Company issued 337,300 shares of common stock for cash of $67,460 under a private placement, 120,000 shares of common stock at their fair value of $24,000 were issued to the Company’s officers and directors for their compensation, and 15,366,533 shares of common stock at their fair value of $3,073,307 were issued to third parties for services.

Note 13.  Subsequent Events

In 2012, the Company’s shareholders entered into a negotiation with Zhen Ding Resources Inc. (formerly Robotech Inc) (“Zhen Ding Delaware”) whereby the Company’s shareholders will tender 100% of the issued and outstanding shares to Zhen Ding Delaware and merge itself into Zhen Ding Delaware.

During 2012, a total of 50,779,915 shares of the issued and outstanding common stock of the Company were tendered to Zhen Ding Delaware. On August 13, 2013, an additional 13,100,000 shares of the Company were tendered to Zhen Ding Delaware. Thus, as of August 13, 2013, the shareholders of the Company had tendered 100% of the issued and outstanding shares of common stock, representing 100% of the issued and outstanding equity of the Company to Zhen Ding Delaware.

On October 23, 2013, Zhen Ding Delaware issued 63,879,915 shares of its common stock, on a one-for-one basis, to the tendering shareholders of the Company and made Zhen Ding NV a wholly owned subsidiary of the Company.

On October 28, 2013, Zhen Ding Delaware dissolved the Company by merging it into Zhen Ding Delaware.